

January 30, 2015

Via Email
Ms. Chu Li An, Chief Executive Officer
AJ Greentech Holdings, LTD
136-20 38th Ave Unit 3G
Flushing, NY 11354

> **Re: AJ Greentech Holdings, LTD**
> **Form 10-K for the year ended December 31, 2013**
> **Filed April 14, 2014**
> **Form 10-K/A for the year ended December 31, 2013**
> **Filed January 12, 2015**
> **Form 8-K/A filed on January 9, 2015**
> **File No. 0-53737**

Dear Ms. An:

We have reviewed your response to our comment letter dated July 16, 214 and your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed on January 12, 2105

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your independent audit report refers to the financial statements as of and for the year ended December 31, 2013. Please amend your filing to include an audit report for all periods presented, as appropriate.

Consolidated Financial Statements

2.   Please amend your filing to properly account for your restatement as required by ASC Topic 250. In this regard, please ensure that you have identified the restated columns on the face of your financial statements and disclosed, quantified and explained the

restatement in the footnotes to your financial statements. When you amend your filing, please ensure that you have properly updated your certification and ensure that they reference the amended Form 10-K.

3.   In addition, please tell us what consideration you gave to filing an Item 4.02 8-K to alert the public of your restatement.

Form 8-K/A filed on January 9, 2015

4.   Please tell us whether the financial statements you have included in this filing have been audited. If they are audited, please amend to include the independent auditor's report.

5.   Further, we note that Item 9.01 (b) relates to pro forma financial information; however, the information does not appear to be included in the filing. Please amend your filing to include this information.

        You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Branch Chief

Cc: Jenny Kan, Company Represenative